

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

Christopher Keber
Chief Executive Officer
Shelter Acquisition Corporation I
6 Midland Street #1726
Quogue, NY 11959

> **Re: Shelter Acquisition Corporation I**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 25, 2021**
> **File No. 333-253213**

Dear Mr. Keber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1 filed May 25, 2021

General

1. We note your disclosure that certain "anchor investors" have indicated an interest to purchase up to a specific amount of common stock in the offering. Please identify these investors. In addition, please also file the form of agreement between the anchor investors and sponsor, which gives the investors an indirect ownership interest in founder shares, as an exhibit to the registration statement. Further, please include risk factor disclosure that the anchor investors' indirect interest in founder shares held by the sponsor may provide an incentive to vote in favor of any business combination.

You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Debbie Yee, P.C.